Exhibit 99.1
Agreement Regarding Disclosure of Long-Term Debt Instruments
     In reliance upon Item 601(b)(4)(iii)(A) of Regulation S-K, Apartment Investment and Management Company, a Maryland corporation (the “Company”), has not filed as an exhibit to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, any instrument with respect to long-term debt not being registered where the total amount of securities authorized thereunder does not exceed ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Company hereby agrees to furnish a copy of any such agreement to the Securities Exchange Commission upon request.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Paul J. McAuliffe

Paul J. McAuliffe
Executive Vice President and Chief Financial Officer